ZA Group, Inc.

6901A N 9th Ave.

#659

Pensacola, FL 32504

678-999-6242

September 20, 2022

VIA EDGAR

Attorney Jane Park

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:	ZA Group, Inc.
Form 1-A: Request for Qualification (Withdrawal)
File No. 024-11715

Dear Ms. Park:

ZA Group, Inc., a Florida corporation (the “Company”), hereby respectfully requests the immediate withdrawal of its Request for Qualification filed with the Commission on September 16, 2022, related to the Offering Statement on Form 1-A (Reg. No. 024-11715). Please note, this withdrawal applies to the Request for Qualification only. The Offering Statement has not been declared qualified by the Commission, and no securities have been sold thereunder.

Sincerely,

/s/ Jonathan Morgan

Jonathan Morgan

CEO